ARIZONA STAR

RESOURCE CORP.

An Open Letter to the Shareholders of Arizona Star from Clive Johnson

December 3, 2004

Dear Fellow Shareholders:

I believe Albert Friedberg prefers a different agenda for the future of Arizona Star than that envisioned by the current board of directors, management, and a majority of Arizona Star's shareholders.

In the Proxy Circular filed by Pan Atlantic Bank and Trust, and the Letter to Arizona Star Shareholders Mr. Friedberg sent to you on November 26, 2004, there are numerous errors, false allegations, and inaccuracies that I must respond to as a Director of Arizona Star and Bema Gold's President and CEO. As you know, Bema Gold has managed Arizona Star's affairs for many years.

Mr. Friedberg's group, apparently representing Pan Atlantic, arrived at Arizona Star's Annual General Meeting (AGM) on November 3, with the intention of replacing the company's board of directors and changing management without any prior notification to the majority of Arizona Star's shareholders.

Pan Atlantic's proxy was not legally acceptable and was, therefore, ruled invalid by the Chairman at the meeting. Please note that Management of Arizona Star did not move to elect Management's nominees for another year, as it could have done legally, with the valid proxies that had been voted overwhelmingly in favor of the current Directors. Instead, the AGM was adjourned to December 16 so all the shareholders of Arizona Star could have an opportunity to vote and make their wishes known on the future composition of the company's Board of Directors and management.

I did not meet with Mr. Friedberg before the meeting (he had requested we meet one and a half hours before the AGM) because I had been told by his representative, Henry Fenig, a few days earlier that Mr. Friedberg wanted to elect his own slate of directors and take over management of Arizona Star. It seemed to me there was nothing to discuss. The Pan Atlantic group claims they wanted to discuss a compromise board. I was never informed of this.

On November 23, 2004 I did meet with Mr. Friedberg and Mr. Fenig in Toronto to see if we could reach a possible compromise in order to avoid a proxy contest for corporate control of Arizona Star. We discussed some alternatives where additional independent directors would be appointed to the board and Bema Gold would remain as day-to-day management of Arizona Star. We concluded the meeting with an agreement that the Pan Atlantic group would make a proposal to me. I received their proposal on November 24 and responded to their proposal on November 26 in a phone conversation with Mr. Fenig.

I told Mr. Fenig we had issues with some of what was being proposed. For example, I felt The Friedberg Group was inappropriately attempting to renegotiate with Bema, apparently on Arizona Star's behalf. Among other demands, they wanted Bema to commit to lend Arizona Star approximately US$100 million for Arizona Star's portion of the Cerro Casale capital cost, if Arizona Star's share price was below $9.00 at time of fmancing. Why Bema would agree to this is beyond me and beyond reason.

I also told Mr. Fenig that while we had no issue with adding additional independent directors to Arizona Star's board, even though we already have three independent directors, we did have issues with two of the directors Mr. Friedberg was proposing due to their poor reputations with certain investors, fund managers, and investment bankers relating to their roles in a failed high profile mining venture.

Many members of the investment community have told me personally that they would not fmance any company in which these two individuals sat on the board. I told The Pan Atlantic Group we had serious concerns, as directors and shareholders of Arizona Star, about Arizona Star's ability to arrange fmancing if these two of Mr. Freidberg's proposed nominees joined the board. We left it that Mr. Fenig would discuss my concerns with Mr. Friedberg and get back to me. I still have not had a response to my counter proposal.

My Response to Some of Mr. Friedberg's Comments

Arizona Star's Agreement with Placer Dome

Placer Dome has the right under the terms of the Shareholders Agreement to arrange the project fmancing and build the Cerro Casale mine. With Mr. Fenig's approval, Arizona Star, Bema Gold and Placer Dome have amended our agreements. Placer Dome is now proceeding with pursuing project fmancing.

Mr. Friedberg claims that Bema and Arizona Star gave up some compensation to Placer Dome to get Placer to proceed with pursuing fmancing for Cerro Casale.

Mr. Friedberg has his facts wrong.

As Pan Atlantic's representative Mr. Fenig knows and agreed, when acting as a Director of Arizona Star, that Bema and Arizona Star made minor amendments to the Shareholders Agreement that simply modified the agreement to reflect the intended cash flow distribution contemplated in the original agreement. We also agreed to pay Placer Dome a reasonable fee (payable from the project revenue), and in return, Placer agreed to guarantee the hedging required for all the partners in Cerro Casale.

If Arizona Star did not have this agreement on hedging, it would have likely been required to raise approximately US$50 million in additional equity, on top of the $100 million Arizona Star would already be obliged to raise for project capital cost contributions, because the banks would likely require Arizona Star to post a cash guarantee for their hedging risk. Bema and Placer Dome, as operating gold mining companies, would not be required to put up cash guarantees.

This is one example of the many benefits Arizona Star has realized by being managed by Bema Gold. We saved Arizona Star shareholders from the dilution that could have resulted from a major equity fmancing.

What Is Mr. Friedberg's Vision for Arizona Star?

Either Mr. Friedberg has suddenly changed his position over the past few days or he is not being forthright with the shareholders regarding his preferred strategy for the future of Arizona Star.

On October 31, four days prior to the November 3 Arizona Star AGM, I asked Mr. Fenig if The Friedberg Group wanted Placer Dome to build the Cerro Casale mine.

"Eventually," responded Mr. Fenig.

I asked him if The Friedberg Group wanted Placer Dome to build the Cerro Casale Mine at today's metal prices.

"No," Mr. Fenig said.

I told Mr. Fenig that, in my opinion, the views of The Freidberg Group and Pan Atlantic did not reflect those of the majority of the Arizona Star shareholders who I believe are aligned with Bema in agreeing that the best way to realize value for their investment in Arizona Star is to have Placer Dome finance and build this world-class, gold and copper mine.

Mr. Friedberg Views Cerro Casale as a "Perpetual Option" on Gold

About a week after Arizona Star's AGM on November 3, I had a telephone conversation speaking directly with Mr. Friedberg for the first time. I told him that I was surprised and frustrated to find that he was unhappy with our management of Arizona Star, given that his representative, Mr. Fenig, had approved all of Management's actions and had never complained to the President or to the other Independent Directors of Arizona Star other than over the issuance of stock options. Mr. Friedberg told me that I had a right to be frustrated with Mr. Fenig and that his complaints about management were quite secondary.

He stated his "main beef" was Pan Atlantic had bought shares of Arizona Star years ago solely as "a perpetual option on ounces of gold in the ground."

Mr. Freidberg believes we are in the early stages of a bull market in metals and he doesn't want Placer "rushed into financing and building the mine."

I stated my belief that at today's multi-year highs in gold and copper prices combined with the robust economics of the project, the appropriate action was to get the mine financed and built.

In late November, I met with the Pan Atlantic group in Toronto. Mr. Friedberg asked me "why don't we give Placer an additional 15 months (added to the current 13 month time frame) to fmance the project?"

I told him that is was my view that it was in the best interest of, and the desire of the majority of Bema and Arizona Star shareholders that we did not miss this current of opportunity to advance the development of Cerro Casale in the timeframe allowed in our Shareholder Agreement

What would the value of Arizona Star share price be in the future if we waited for the next two and a half years only to see gold and copper prices go down before we complete the fmancing?

Obviously the best way for Placer Dome, Bema and Arizona Star to unlock the value of Cerro Casale is to fmance and build this world class gold and copper mine now, taking advantage of the current robust metals markets.

How could it possibly be in Arizona Star's or Bema's interest to ask Placer Dome delay this project?

Fortunately for the majority of the Arizona Star shareholders, there is little that the Friedberg Group can do now to change the direction of Arizona Star. Mr. Fenig representing the Friedberg Group, as an Arizona Star Director, has approved the direction of the Company as well as the agreement with Bema and Placer Dome.

Hedging Agreement

Mr. Friedberg is concerned about hedging. Placer Dome, Bema and Arizona Star all agreed in the original Shareholders Agreement that Cia Minera Casale (the joint venture company) must hedge as required by the banks in order to obtain the project fmancing for Cerro Casale.

It is in the best interest of the managements of both Bema and Arizona Star in structuring hedging to preserve the maximum exposure for our shareholders to higher gold prices.

Board Independence and Corporate Governance

It is somewhat surprising to hear Mr. Friedberg has been unhappy with Bema's management of Arizona Star for a number of years. Why are we just hearing this now after Mr. Fenig, Mr. Friedberg's representative, has sat on the Arizona Star board for the past three years. Mr. Fening has voted unanimously with the other two Independent Directors for all of Management's proposals regarding Arizona Star's direction and its relationship with Bema Gold and Placer Dome on the development of Cerro Casale, including recent amendments to the Shareholder Agreement with Placer Dome.

The reason Mr. Fenig was named to sit on the Arizona Star board three years ago was so that Pan Atlantic, as Arizona Star's largest shareholder, would have a voice at the board level to make their wishes known.

Either Mr. Fenig was not doing a very good job of representing Pan Atlantic and Mr. Friedberg, or Pan Atlantic's and Mr. Friedberg position suddenly changed. Why didn't Mr. Friedberg himself join Arizona Star's board, if his representative was not able to reflect his position?

In addition to Mr. Fenig, Arizona Star has two other Directors who are fully independent of Bema. Paul Kostuik is a retired, certified mining engineer who has held executive positions with many mining companies. He joined the Arizona Star board three year's ago at the request of Sun Valley Gold, another significant shareholder. Steve Kay, the other Independent Director is a geologist who has had many years of experience as an executive of a number of successful exploration and mining companies.

In addition to the three independent directors, there are three Bema representatives on the Arizona Star board -- myself, Roger Richer and Barry Rayment, who is also a director of Bema. The three Bema representatives abstain from voting on any issues that could result in a conflict with Bema. We are puzzled by Mr. Friedberg's claims that there is a lack of director independence from Bema given the fact half of the board is independent and has unanimously voted on key issues regarding Cerro Casale. We are committed to continuing to have independent directors on Arizona Star's board

The two, fully independent directors of Arizona Star sent a Letter to Shareholders on November 19, 2004 expressing their concerns about Mr. Friedberg's plan to elect his nominees to the Board of Directors. They also gave their support to current Management and encouraged you to vote your proxy for Management.

Mr. Friedberg also mentioned he would like to see improved corporate governance at Arizona Star. In addition to three independent directors on a six-member board, the Company has independent auditors; and majority of independent directors on its audit committee, one of whom is Mr. Fenig.

Share Valuation

Mr. Friedberg is misrepresenting what I have said about Arizona Star's share price valuations.

What I said was that I expected the Arizona Star share price to be re-rated to higher targets by mining analysts once Placer Dome announces a decision to fmance and build the mine. The company's shares would be further re-rated once the mine is in production.

The reason Arizona Star shares are not yet trading at the same premium to net asset value as other gold companies is because Placer Dome has not given the project the green light. Until Placer Dome makes its decision, Arizona Star is not likely to gain a re-rating, as its only asset remains in the resource category and its future development is unclear.

Mr. Friedberg Fears Dilution

Based on Placer Dome's capital cost estimate, Arizona Star will have to arrange fmancing of approximately $100 million for its contribution to the construction of Cerro Casale.

Mr. Friedberg says he's concerned about dilution.

Let's look at the history of Arizona Star's share dilution under Bema's management.

Arizona Star has done only two financing in the last eight years. On October 17, 1996 the company issued one million shares at $14.00 per share raising $14 million. Bema purchased the shares. The second financing was December 15, 1997, Arizona Star issued 1.1 million shares at $7.50 per share raising $8.5 million. Placer Dome purchased these shares.

Mr. Friedberg calculates that if Arizona Star financed its share of the Cerro Casale capital cost at today's share price this would equal approximately 18% of dilution.

While his math is correct, Mr. Friedberg seems to be missing the point.

The reason Arizona Star's stock is trading in a range of $5.00 to $6.00 today is because Placer Dome is pursuing financing but has not made the decision to finance and build the mine.

Obviously, if and when Placer Dome makes that announcement, Arizona Star's share will be re-rated as the gold and copper resources at Cerro Casale immediately become reserves. I believe Arizona Star's share price will reflect the fact that Cerro Casale is in development and certain to move to production.

Typically mining analysts will apply a premium to net asset valuation calculations they use to value companies with reserves in the development stage. In discussions I have had with many mining analysts, they all agree the Placer Dome development decision will fundamentally change the value of Arizona Star shares and it will also impact their target price for Bema's shares.

Therefore, Arizona Star should be in a strong position to fmance its contribution by issuing shares that reflect a higher value after Placer Dome has publicly announced their decision to proceed with development of Cerro Casale and has arranged its 90% or $1.5 billion portion of the estimated capital cost fmancing.

While discussing potential dilution it is important to point out that if Bema had not negotiated, on Arizona Star's behalf, an agreement with Placer Dome whereby Placer Dome will guarantee metal hedging for Arizona Star, the company would likely have had to raise approximately US$50 million in an equity fmancing in order to have the cash to guarantee to the banks its portion of hedging.

What About Management?

I don't understand how Mr. Friedberg thinks his new management group would promote Arizona Star to higher prices when he has stated he would prefer the project not get fmanced until gold prices are much higher than today's multi-year highs.

There is little point in listing on the TSX or promoting the stock if your idea of success is to sit on ounces of gold in the ground for years when they can clearly be financed in today's economically robust market.

If Mr. Friedberg was honest about his agenda and actually managed to delay the project surely Arizona Star's share price would drop significantly.

I believe Bema's management, who are also working on behalf of Arizona Star and its shareholders, have reached an agreement with Placer Dome that has resulted in Placer pursuing financing for Cerro Casale. This gives Arizona Star's shareholder the best shot in years at achieving much higher share prices, if Placer Dome does what we anticipate over the next year — announce it will fmance and develop Cerro Casale.

As a significant shareholders and management of Arizona Star and if and when Placer Dome makes a positive development decision, we will actively market Arizona Star and are confident the investment community will agree that the company's share price should be fundamentally revalued.

Mr. Friedberg asserts Bema has not done a good job of managing Arizona Star because we are part time. Our "part-time management" has resulted in Bema's experienced executive team working on Arizona Star's behalf in every aspect of running Arizona Star and dealing with Placer Dome.

Our technical team discovered Cerro Casale, completed the prefeasibility study and has worked closely with Placer Dome in all aspects of the feasibility study and beyond. I fail to see how the Arizona Star shareholders will benefit by replacing current management with a new group who have no history with Cerro Casale, Bema or Placer Dome, and much less experience in exploration, mining and financings.

Do you really believe Arizona Star will be better represented with new management?

Which management group do you think is more capable of financing Arizona Star at the optimum price given that Bema has successfully raised over $250 million this year alone to advance its projects.

Regarding Stock Options

The majority of the shareholders including Pan Atlantic approved the stock option pool at the Arizona Star AGM in 2003. During 2004 the Company proposed issuing stock options to the Directors and to some employees of Bema that have various roles in the management of Arizona Star. The Directors (with the exception of Mr. Paul Kostuik) and Bema management of Arizona Star receive no additional compensation from the Company. Mr. Fenig voted against the issuance of these stock options.

In response to Mr. Fenig's objection to the stock option grant, management retained an independent consulting company to review the option grant and provide to the Company a report on market practices for director and senior officer compensation among comparable organizations within the gold and silver industry. Results of the report confirmed and supported the Company's position that the 825,000 stock options granted to its directors, officers, employees, and consultants are at, or below the median range of options granted by public mining exploration companies of a comparable size and market capitalization to Arizona Star. It should also be noted that this is the first new grant of options to the directors in three years.

Conclusion

Given the reality that the decision to develop Cerro Casale rests with Placer Dome, the interests of Arizona Star and Bema are clearly aligned. Each company must work towards assisting Placer Dome in the fmancing and development of Cerro Casale and raise their own equity contributions with minimal shareholder dilution.

The next few years will be very important for Arizona Star. Now that Cerro Casale is moving closer to a production decision and fmancing we must make many important decisions with our joint venture partners.

I'm sure you agree that it is more important than ever that Arizona Star has respected directors and experienced management that have a history with Cerro Casale and Placer Dome.

I am proud of the technical skills and management expertise Bema has provided Arizona Star for the benefit of all its shareholders.

My friends and associates at Arizona Star and Bema would appreciate your continued support. Please vote for the current Directors of Arizona Star.

Sincerely yours,

Clive Johnson

Director of Arizona Star President

and CEO of Bema Gold

IF YOU VOTED MANAGEMENT'S PROXY PRIOR TO THE ANNUAL GENERAL MEETING OF
ARIZONA STAR SHAREHOLDERS HELD ON NOVEMBER 3, 2004
AND YOU SUPPORT CURRENT MANAGEMENT,
NO FURTHER ACTION IS REQUIRED.

IF YOU HAVE NOT VOTED YET, PLEASE VOTE FOR MANAGEMENT
IMMEDIATELY.

Please direct any questions you may have or requests for assistance to:
Arizona Star Resource Corp. at (800) 316- 8855 or Allen Nelson & Co. at (800) 932- 0181

For further information on Arizona Star Resource Corp. please email investor@arizonastar.com or visit our website at www.arizonastar.com. To speak to a representative of Management please contact:

Ian MacLean

Derek Iwanaka

Manager, Investor Relations

Investor Relations

(604) 681-8371

(604) 681-8371

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.